UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
QUIXOTE CORPORATION
(Name of Subject Company (Issuer))
THP MERGER CO.
(Offeror)
a wholly-owned subsidiary of
TRINITY INDUSTRIES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror issuer or other person))
Common Stock, $0.01 2/3 par value per share (including the associated
Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)
S. Theis Rice, Esq.
Chief Legal Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207
Telephone: (214) 631-4420
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mary R. Korby, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$61,120,678	$4,357.90

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 9,333,867 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, outstanding multiplied by the offer price of $6.38 per share, (ii) 233,000 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price of less than $6.38, multiplied by $6.38 and (iii) 210,166 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price equal to or greater than $6.38 and are not held by directors and certain executive officers of Quixote Corporation, multiplied by $0.40 (the actual consideration payable in respect of such options). 1,621,622 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation reserved for issuance upon conversion of the 7% convertible notes of Quixote Corporation due 2025 have been excluded from the calculation because the conversion price of those notes ($25.90 per share) exceeds the offer price of $6.38. The calculation of the filing fee is based on Quixote Corporation’s representation of its capitalization as of December 29, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,357.90	Filing Party: Trinity Industries, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 7, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on January 7, 2010 and amended on January 14, 2010 (the “Schedule TO”), and relates to the offer by THP Merger Co., a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of common stock, $0.01 2/3 par value (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), at a purchase price of $6.38 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Trinity Industries, Inc. (“Parent”), the parent of Purchaser, on January 7, 2010, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Quixote on January 7, 2010 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Quixote stockholders before any decision is made with respect to the Offer.
     Documentation relating to the Offer has been mailed to Quixote’s stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or by calling toll-free at (800) 290-6427.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Item 11. Additional Information.
     Item 11 (a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraph:
     “On January 20, 2010, a lawsuit related to the Offer and the Merger was filed in the Circuit Court of Cook County, Illinois County Department, Chancery Division, Ralph A. Ardito, individually and on behalf of all others similarly situated, vs. Bruce Reimer, Leslie Jezuit, Daniel Gorey, Lawrence McQuade, Clifford Nastas, Robert D. van Roijen, Jr., Duane M. Tyler, Quixote Corporation, Trinity Industries, Inc. and THP Merger Co. (Cause No. 10-CH-02544). The action is brought by Ralph A. Ardito, who claims to be a stockholder of Quixote, on his own behalf and on behalf of all others similarly situated, and seeks certification as a class action on behalf of all Quixote’s stockholders, except the defendants and their affiliates. The lawsuit names Quixote, each of Quixote’s directors, Parent and Purchaser as defendants. The lawsuit alleges, among other things, that Quixote’s directors, in their capacity as directors and/or officers, breached their fiduciary duties by (i) failing to engage in an honest and fair sale process and agreeing to inadequate consideration and (ii) providing materially inadequate and misleading disclosure and omitting material disclosure. In addition, the lawsuit alleges that Parent, Purchaser and Quixote aided and abetted such alleged breaches of fiduciary duties by Quixote’s directors. Based on these allegations, the lawsuit seeks, among other relief, (A) to enjoin, preliminary and permanently, the Merger, (B) to rescind the Merger or award rescissory damages in the event that the Merger is consummated prior to the entry of the court’s final judgment, (C) that the defendants account for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of fiduciary duties and (D) to award the plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of attorneys and experts of the plaintiffs. A copy of the complaint filed by Ralph A. Ardito is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
          (a)(5)(H) Complaint captioned Ralph A. Ardito, individually and on behalf of all others similarly situated, vs. Bruce Reimer, Leslie Jezuit, Daniel Gorey, Lawrence McQuade, Clifford Nastas, Robert D. van Roijen, Jr., Duane M. Tyler, Quixote Corporation, Trinity Industries, Inc. and THP Merger Co., filed on January 20, 2010, in the Circuit Court of Cook County, Illinois County Department, Chancery Division

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

TRINITY INDUSTRIES, INC.
By:	/s/ William A. McWhirter II
	Name:	William A. McWhirter II
	Title:	Senior Vice President and Chief Financial Officer

THP MERGER CO.
By:	/s/ James E. Perry
	Name:	James E. Perry
	Title:	Vice President, Treasurer and Assistant Secretary

Date: January 21, 2010